Piper Jaffray & Co.

Suite 800

800 Nicollet Mall

Minneapolis, Minnesota 55402

May 24, 2010

Via Facsimile and EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attn: Celia A. Soehner, Attorney

Re:	GenMark Diagnostics, Inc.

Registration Statement on Form S-1

File No. 333-165562

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters (the “Underwriters”), in connection with the offering pursuant to the above-captioned Registration Statement, hereby joins in the request of GenMark Diagnostics, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Tuesday, May 25, 2010, or as soon thereafter as possible.

The following information with respect to the distribution of the preliminary prospectus, dated May 13, 2010, is furnished pursuant to Rule 460 of the Act in connection with the foregoing request for acceleration of the effective date of the above-referenced Registration Statement. The approximate number of preliminary prospectuses, dated May 13, 2010, distributed between May 13, 2010 and May 23, 2010 is as follows:

Number of Copies	To Whom Distributed
375	Sent to Institutions
30	Sent to Individuals

405	Total

The undersigned, as representative of the several Underwriters, has and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Registration Statement.

Very truly yours, Piper Jaffray & Co. As representative of the several underwriters

By:	/s/ Neil A. Riley
Name:	Neil A. Riley
Title:	Principal

[Signature Page to Underwriters’ Acceleration Request]